ASANKO GOLD - NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, March 24, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces it will hold its Annual General and Special Meeting of shareholders ("AGSM") on Thursday, April 30, 2020 at 10am PDT, at Suite 2600 - 595 Burrard Street, Vancouver, B.C., Canada.

Materials for the AGSM, including the Company's management information circular dated March 17, 2020 have been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company's website at www.asanko.com/Investors/AGM-Materials/.

The Canadian Securitires Administartors recently announced relief in order to allow filers to change the date, time or location of the AGSM, should the spread of the current COVID-19 pandemic make it impossible or inadvisable to hold the AGSM. The Company may notify shareholders of the change without sending additional proxy materials. To the extent that the Company determines it necessary to change the AGSM in order to hold a virtual only meeting (or a hybrid meeting that includes virtual participation along with an in-person meeting) the Company will inform shareholders of such a determination by way of a news release.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Asanko's Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

Enquiries:
Lynette Gould - SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

About Asanko Gold Inc.

Asanko is focused on building a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Source: Asanko Gold Inc.